ABF Capital Corporation
                                 2 Winthrop Lane
                               Scarsdale, NY 10583
                                 (914) 725-5479

VIA EDGAR
                                                                   May 15, 2006

United States Securities and Exchange Commission Office of Emerging Growth Companies Division of Corporate Finance 100 F Street N.E.
Washington, D.C. 20549
Attention: Michael E. Karney-Branch Chief-Legal

 Re: ABF Capital Corporation Registration Statement on Form 10-SB (File No. 1-32184)

Ladies and Gentlemen:

         Reference is made to the above captioned registration statement filed by ABF Capital Corporation (the" Registrant") with the Securities and Exchange Commission on September 29, 2004 ( the "Registration Statement"). The Registrant has determined to withdraw the Registration Statement. The Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (914) 725-5479, with a copy to William P. Ruffa at Ruffa & Ruffa, P.C. at (212) 759-7696.

         Please do not hesitate to call the undersigned at (914) 725-5474 or William P. Ruffa of Ruffa & Ruffa P.C. at (212) 355-0606 with any questions you may have regarding this letter.


                                                     Very truly yours,
                                                     ABF Capital Corporation

                                                     By: /s/ Adolph Weissman
                                                             ---------------
                                                             President

cc: Securities and Exchange Commission
    Goldie B. Walker
    Ruffa & Ruffa P.C.
    William P. Ruffa